China Ceramics Co., Ltd.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai

Jinjiang City, Fujian Province

People’s Republic of China

June 11, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Thomas Jones, Esq.

Re:	Request for Acceleration

China Ceramics Co., Ltd. - Registration Statement on Form F-3

Filed June 2, 2020

File No. 333-238885

Dear Mr. Jones,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), China Ceramics Co., Ltd. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-3 (File No. 333-238885) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:00P.M., Washington, D.C. time, on June 15, 2020, or as soon thereafter as practicable.

Very truly yours,

China Ceramics Co., Ltd.

/s/ Edmund Hen Man
Name: Edmund Hen Man
Title: Chief Financial Officer